

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2012

<u>Via E-mail</u>
Gregory Wahl
President
Vanport Acquisition I, Corp., et al.
4440 McArthur Blvd., Suite 970
Newport Beach, CA 92660

  **Re: Vanport Acquisition I, Corp.**
    **Amendment No. 1 to Registration Statement on Form 10-12G**
    **Filed October 17, 2012**
    **File No. 000-54787**

    **Vanport Acquisition II, Corp.**
    **Amendment No. 1 to Registration Statement on Form 10-12G**
    **Filed October 17, 2012**
    **File No. 000-54788**

    **Vanport Acquisition III, Corp.**
    **Amendment No. 1 to Registration Statement on Form 10-12G**
    **Filed October 17, 2012**
    **File No. 000-54789**

    **Vanport Acquisition IV, Corp.**
    **Amendment No. 1 to Registration Statement on Form 10-12G**
    **Filed October 17, 2012**
    **File No. 000-54790**

    **Vanport Acquisition V, Corp.**
    **Amendment No. 1 to Registration Statement on Form 10-12G**
    **Filed October 17, 2012**
    **File No. 000-54791**

Dear Mr. Wahl:

  We have reviewed your above-referenced amended filings and response letters filed as of the same date and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business
Business Development, page 3

1. We have reviewed your response to prior comment 5.  One or more of your references to "Vanport" on pages 3, 7, 12, 13 and 14 appear to reference Vanport Holdings, Inc. rather than the respective Vanport Acquisition entity.  Please review your disclosure throughout the registration statement and clarify the entity that you intend to reference.

Item 5. Directors and Executive Officers, page 20

2. Please name the large regional accounting firm at which Mr. Wahl served as a partner from December 2007 to August 2009.  On page 18, you reference "prior experience with blank check companies."  Accordingly, please also expand your disclosure to disclose Mr. Wahl's prior experience with other blank check companies or clarify this reference on page 18.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz at (202) 551-3608 or Don Abbott at (202) 551-3648 if you have questions regarding comments on the financial statements and related matters.  Please contact Nandini Acharya at (202) 551-3495, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director